Exhibit 8.1

LIST OF Principal SUBSIDIARIES AS OF JUNE 30, 2026

Name	Date of Incorporation	Place of Organization	% of Ownership
E-Home Household Service Holdings Limited	October 16, 2018	Hong Kong	100%
E-Home Household Service Technology Co., Ltd.	December 5, 2018	PRC	90.8%
E-Home (Pingtan) Home Service Co., Ltd.	April 1, 2014	PRC	100%
Fuzhou Bangchang Technology Co. Ltd.	March 15, 2007	PRC	100%
Fuzhou Yongheng Xin Electric Co., Ltd. (“YHX”)	October 12, 2004	PRC	100%
Fujian Happy Yijia Family Service Co., Ltd.	January 19, 2015	PRC	100%
Danyang Fumao Health development Co., Ltd.	June 23, 2021	PRC	100%